 N E W S

September 19, 2003

Beth Copeland - Media
(317) 269-1395
William J. Brunner - Shareholders & Analysts
(317) 269-1614

FOR IMMEDIATE RELEASE

First Indiana Announces Results of Loan Portfolio Analysis

         (Indianapolis) – As announced in the second quarter of 2003, First Indiana Corporation (NASDAQ – FINB) engaged an independent evaluation firm to examine the commercial loan portfolio of its principal subsidiary, First Indiana Bank, N.A. The independent evaluation firm has reported its finding of internal loan grading to management and the Audit Committee of the Board of Directors.

         Sixty-seven percent of the commercial loan portfolio commitments were reviewed by the independent evaluation firm. Included in the review were the majority of the largest loans and all commercial loans in excess of $500,000 that were internally graded special mention. Management fully concurred with the results of this independent review, which resulted in a downgrade of 7 percent (by dollar amount) of the bank’s commercial loans reviewed, including its business lending portfolio. After the downgrades, the level of the allowance for loan losses needed to support the lower grades was within the parameters of the Corporation’s existing allowance for loan losses as reported in the Corporation’s SEC Form 10Q, filed as of June 30, 2003.

         Said Marni McKinney, vice chairman and chief executive officer, “This was a very prudent step, initiated exclusively by the Management of the Corporation to validate our commercial portfolio. It now gives us a benchmark for our commercial loan portfolio quality and allows us to better focus our efforts in upgrading our credit culture and quality.”

         First Indiana continually reviews and revises its approach for determining its loan loss provision, particularly commercial classified credits. As a result, First Indiana is announcing it will take a charge to third quarter 2003 earnings of approximately $10 million to increase the allowance for loan losses. Said Ms. McKinney, “The increase in our allowance is reflective of the results from the findings of the independent evaluation of our commercial loan portfolio, our continued evaluation of the risks in our loan portfolio, and the factors contained in our revised approach for calculating the allowance for loan losses.” Ms. McKinney further stated, “There are no identifiable charge-offs that management is aware of that surfaced as a result of the independent study, or that have been mandated by our regulators. The end result is the Corporation is now well positioned to continue to grow its national bank franchise.”

        First Indiana Corporation (NASDAQ – FINB) is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest commercial bank headquartered in Indianapolis, and Somerset, an accounting and consulting firm. Founded in 1915, First Indiana Bank is a national bank with 33 offices in Central Indiana, plus construction and consumer loan offices in Indiana, Arizona, Florida, Illinois, North Carolina, and Ohio. First Indiana also originates consumer loans in 46 states through a national independent agent network. Through Somerset and FirstTrust Indiana, First Indiana offers a full array of tax planning, accounting, consulting, retirement and estate planning, and investment advisory and trust services. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.

        Statements contained in this news release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. First Indiana intends such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe-harbor provisions. The ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and involves a number of risks and uncertainties. In particular, among the factors that could cause actual results to differ materially are general economic conditions, unforeseen international political events, changes in interest rates (including reductions or increases in lending rates established by the Board of Governors of the Federal Reserve System), changes in consumers’ investment decisions due to shifts in interest rates, loss of deposits and loans to other savings and financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, or unanticipated results in pending legal proceedings or regulatory filings. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.